ClO Mail
Mail Processing
Section

FEB 26 2009

Washington, DC
108

U
SECURITIES AI
Was



09057638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response..... 12.00	

SEC FILE NUMBER
8-52278

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/08__ AND ENDING __12/31/08__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BondDesk Trading LLC**
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Madison Ave 22nd Floor
(No. and Street)

New York, NY 10017

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann DiGiorgio   **706-431-3419**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Suite 2300	**San Francisco**	**CA**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Ann DiGiorgio__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BondDesk Trading LLC__ , as of __December 31, 2008__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Ann DiGiorgio

Ann DiGiorgio
Financial and Operations Principal

SEE ATTACHMENT FOR OFFICIAL NOTARY.

Notary Public

This report ** contains (check all applicable boxes):
- ☒(a) Facing Page.
- ☒(b) Statement of Financial Condition.
- ☒(c) Statement of Income (Loss).
- ☒(d) Statement in Changes in Financial Condition.
- ☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒(g) Computation of Net Capital.
- ☒(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒(l) An Oath or Affirmation.
- ☐(m) A copy of the SIPC Supplemental Report.
- ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of _San Diego_

On _2/19/2009_ before me, _Soheil Borhan, Notary Public_,
(Here insert name and title of the officer)

personally appeared _Ann DiGiorgio_,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Signature of Notary Public

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

_"_
(Title or description of attached document continued)

Number of Pages _1_ Document Date _2/19/09_

NONE
(Additional information)

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they,- is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
    - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
    - ❖ Indicate title or type of attached document, number of pages and date.
    - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document



Audit • Tax • Advisory

Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424

T 415.986.3900
F 415.986.3916
www.GrantThornton.com

Report of Independent Certified Public Accountants

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying statement of financial condition of BondDesk Trading LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. Our audit of the basic financial statements included the supplemental schedule listed in the index appearing under Schedule I. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplemental schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related supplemental schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Grant Thornton LLP

San Francisco, California
February 20, 2009

6

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,312,290
Usage fees receivable, net	12,103,806
Receivable from clearing broker	46,951
Due from BondDesk Group LLC	50,129,640
Other assets	216,017
Property and equipment, net	182,338
Total assets	$ 65,991,042

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 145,291
Total liabilities	145,291
Member's equity	65,845,751
Total liabilities and member's equity	$ 65,991,042

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF INCOME

Year ended December 31, 2008

Revenues	
Usage fees, net	$ 56,082,342
Trading revenue	1,537,515
Interest	39,263
Total revenues	57,659,120
Expenses	
Service fees	17,961,378
Salary and related expense	7,572,699
Data & data communications	1,669,538
Clearing charges	612,850
Travel expense	587,951
Professional fees	535,530
Occupancy expense	426,916
Promotional fees	372,213
Office supplies & expenses	192,121
Telecommunication	185,903
Depreciation	112,725
Membership fees	56,545
Regulatory expense	54,995
Other expenses	196,020
Total expenses	30,537,384
Net income	$ 27,121,736

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2008

Member's equity, January 1, 2008	$ 39,108,488
Distribution to member	(384,473)
Net income	27,121,736
Member's equity, December 31, 2008	$ 65,845,751

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities	
Net income	$ 27,121,736
Adjustments to reconcile net income to net cash provided by	
operating activities:	
Depreciation	112,725
Loss on disposal of fixed asset	14,206
Net changes in assets and liabilities:	
Usage fees receivable	(5,474,503)
Receivable from clearing broker	(5,025)
Other assets	417,343
Accounts payable and accrued liabilities	(133,014)
Net cash provided by operating activities	22,053,468
Cash flows from investing activities	
Purchases of property and equipment	(22,857)
Net cash used in investing activities	(22,857)
Cash flows from financing activities	
Due from BondDesk Group LLC	(20,741,137)
Distribution to member	(384,473)
Net cash used in financing activities	(21,125,610)
Net increase in cash	905,001
Cash and cash equivalents, beginning of year	2,407,289
Cash and cash equivalents, end of year	$ 3,312,290

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a Limited Liability Corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.). The Company is a wholly owned subsidiary of BondDesk Group LLC ("BondDesk") a Delaware Limited Liability Company, which in turn is wholly owned by NBD Holdings Corp. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. In August 2003, BondDesk Trading established a riskless principal division, titled BondDesk Direct. BondDesk Direct provides execution services to small and mid-sized dealers. In February 2007, the Company established another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Significant estimates include the provision for trading adjustments and the allowance for doubtful accounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash consists of money market deposits held at a large financial institution.

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2008, the Company recorded an allowance for doubtful accounts of $12,875. Two customers represented 14% and 11%, respectively, of usage fees receivable at December 31, 2008.

Property and Equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2008.

Off Balance-Sheet Risk and Concentration of Credit Risk

The Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2008.

Revenue Recognition

Usage fees revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Usage fees are presented in the statement of income, net of trade adjustments to customers of $155,115 for 2008.

Trade adjustments are generally issued to customers as a result of trade count adjustments. The Company applies a standard rate against trading revenue to accrue for estimated trade adjustments. The balance in the allowance for trading adjustments account, reflected as a reduction in usage fees receivable, at December 31, 2008 was $100,000 representing estimated unissued credits related to 2008 revenue.

Customers' securities transactions (trading revenue) and related usage fee revenue and expenses are reported on a settlement date basis. Trading revenue related to the Company's BondDesk Direct division for the year ended December 31, 2008 was approximately $1,433,000. Trading revenue related to the Company's BondDesk Institutional division was approximately $104,000 for the year ended December 31, 2008.

NOTE 3 – OTHER ASSETS

Other assets include $75,000 as a deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Introduction Brokers ("PAIB") agreement with NFS.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2008:

Computer equipment and software	$ 177,652
Furniture and equipment	35,557
Leasehold improvements	353,063
	566,272
Less: accumulated depreciation	(383,934)
	$ 182,338

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company's financial statements reflect expenses related to two operating leases, the New York office lease and the Carlsbad office lease. These leases are the obligation of BondDesk Group who has adequate resources independent of the broker dealer to pay the obligation. These fees are reflected on the Company's financial statements in accordance with an expense-sharing agreement with BondDesk. The Carlsbad lease includes an escalation clause requiring pro rata share of increases in operating expenses and real estate taxes of the building above a 2006 base year.

Future minimum rental commitments under such leases are as follows:

Year ending December 31,	
2009	394,211
2010	383,992
2011 & thereafter	188,125
Total	$ 966,328

Rent expense for the year ended December 31, 2008 was $426,916.

Market Data Fees

In July 2008, BondDesk entered into an agreement with a vendor which provides BondDesk with a license to receive and use various market data supplied by the vendor. The agreement runs through June 30, 2011. BondDesk allocates a portion of the fees associated with the agreement to the Company. Allocated fees for 2008 are $318,000 and estimated fees for the years ended 2009, 2010 and 2011 are expected to be approximately $644,000, $644,000 and $322,000, respectively. The fees are included in data and data communication expense on the Company's income statement.

Legal Proceedings

The Company and its affiliate, BondDesk, are defendants in a patent infringement lawsuit filed in December 2007. The parties are currently negotiating a settlement that would provide the Company and BondDesk with a license to the patented technology and a full release of all claims made in the lawsuit. The parties have not yet reached agreement on all terms of the settlement and, thus, whether the settlement will in fact occur remains subject to some uncertainty. The costs and expenses associated with any settlement of this lawsuit will be borne by BondDesk.

NOTE 6 – INCOME AND OTHER TAXES

No provision is made in the financial statements of the Company for income taxes. As a limited liability wholly-owned subsidiary of BondDesk, all net income or losses of the Company are passed through to BondDesk in accordance with the Internal Revenue Code and applicable state laws. However, the Company was subject to entity level state and city taxes of $26,886 in 2008, which has been included as part of other expenses in the accompanying statement of income.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company provides services for entities that have an ownership interest in BondDesk. A total usage fee earned by the Company for related party services was approximately $770,000 for the year ended December 31, 2008, and is included in usage fees revenue. The total amount receivable from related parties for usage fees receivables at December 31, 2008 was approximately $192,000.

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company. The total expense pursuant to the expense-sharing and licensing agreements was approximately $26.9 million during the year ended December 31, 2008.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements has resulted in an intercompany balance due from BondDesk of approximately $50 million as of December 31, 2008.

A certificate of deposit ("CD") is being held as a security deposit on the New York office lease agreement for $80,625, an amount equivalent to three months rent. The CD is held in the name of BondDesk Group on behalf of the Company.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $3,222,704 which was $3,122,704 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 4.51% at December 31, 2008. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 120% of its required minimum amount.

Proprietary accounts, the assets held at the clearing broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTAL SCHEDULE

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL

December 31, 2008

Net capital

Member's equity	$ 65,845,751
Non-allowable assets:	
Usage fees receivable	12,103,806
Due from BondDesk Group LLC	50,129,640
Property and equipment, net	182,338
Other assets	141,017
Net capital before haircuts	3,288,950
Other	66,246
Net capital	$ 3,222,704
Aggregate indebtedness	$ 145,291
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness (A)	$ 9,686
Minimum dollar net capital requirement (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 3,122,704
Ratio of aggregate indebtedness to net capital	4.51%

There are no differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Reports as of December 31, 2008, as amended on February 19, 2009.


Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424

T 415.986.3900
F 415.986.3916
www.GrantThornton.com

**Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5**

To the Member of
Bond Desk Trading LLC

In planning and performing our audit of the financial statements and supplemental schedule of BondDesk Trading LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

17



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 20, 2009

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Financial Statements and Report of Independent
Certified Public Accountants

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

December 31, 2008

Contents

